LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

January 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Joint Fidelity Bond (Bond No. 87023115B) for the Lord Abbett Investment Trust – Lord Abbett Core Plus Bond Fund (SEC File No. 811-07988) (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, hereby enclose for filing with the Commission:

(i)	Rider 14 to the joint insured bond covering the registered investment companies named in Exhibit C below (Exhibit A);

(ii)	Certificates signed by an authorized officer of the Fund certifying the resolutions of a majority of the Board of Trustees who are not “interested persons” of Lord Abbett Investment Trust (the “Trust”) approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Fund (Exhibit B);

(iii)	Exhibit C showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2015; and

(iv)	A copy of an agreement among the Fund and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned at (201) 827-2279 if you need any additional information.

Sincerely,

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

Enclosures

* Incorporated by reference to the Blanket Fidelity Bond filed on August 7, 2015.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 1, 2015	June 30, 2015 to June 30, 2016	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Lord Abbett Core Plus Bond Fund, a series fund of:
Lord Abbett Investment Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00(1/02)

EXHIBIT B

CERTIFIED RESOLUTIONS

The undersigned, Brooke A. Fapohunda, Vice President and Assistant Secretary of Core Plus Bond Fund (the “New Fund”), a series of Lord Abbett Investment Trust, hereby certifies that the following are true and correct resolutions of each Board of Directors of the above-named Company duly adopted on September 17, 2015:

RESOLVED, that the addition of the New Fund to the coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual to each of the Lord Abbett Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of the New Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the New Fund’s portfolio; and further

RESOLVED, that the portion of the premium to be paid by the New Fund for the Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the New Fund is less than the premium the New Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only the New Fund as the insured.

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

January 13, 2016

CERTIFIED RESOLUTIONS

The undersigned, Brooke A. Fapohunda, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Equity Trust; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Mid Cap Stock Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Stock Appreciation Fund; Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 9-10, 2015:

RESOLVED, that coverage under the Bond issued by ICIM to each of the Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium each Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Fund as the insured.

/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

August 7, 2015

EXHIBIT C

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Blanket Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of as June 30, 2015 in the following amounts:

Lord Abbett Funds	Portfolio Assets as of 6/30/15	Total Registered Management Investment Company Assets as of 6/30/15	Amount of Single Insured Bond
Lord Abbett Affiliated Fund, Inc.	$6,704,722,369	$6,704,722,369	$2,500,000

Lord Abbett Bond-Debenture Fund, Inc.	$9,485,544,300	$9,485,544,300	$2,500,000

Lord Abbett Developing Growth Fund, Inc.	$3,624,387,967	$3,624,387,967	$2,100,000

Lord Abbett Equity Trust		$1,539,858,302	$1,500,000
Lord Abbett Calibrated Large Cap Value Fund	$497,783,592
Lord Abbett Calibrated Mid Cap Value Fund	$1,042,074,710

Lord Abbett Global Fund, Inc.		$886,395,543	$1,000,000
Lord Abbett Emerging Markets Corporate Debt Fund	$22,136,602
Lord Abbett Emerging Markets Currency Fund	$563,994,917
Lord Abbett Emerging Markets Local Bond Fund	$8,971,073
Lord Abbett Multi-Asset Global Opportunity Fund	$291,292,951

Lord Abbett Investment Trust		$60,544,655,377	$2,500,000
Lord Abbett Convertible Fund	$813,441,865
Lord Abbett Core Fixed Income Fund	$1,307,336,824
Lord Abbett Core Plus Bond Fund[1]	$-0-
Lord Abbett Diversified Equity Strategy Fund	$284,293,464
Lord Abbett Floating Rate Fund	$6,784,335,309
Lord Abbett High Yield Fund	$4,178,107,857
Lord Abbett Income Fund	$2,147,136,880
Lord Abbett Inflation Focused Fund	$860,493,501
Lord Abbett Multi-Asset Balanced Opportunity Fund	$2,230,549,833
Lord Abbett Multi-Asset Growth Fund	$1,256,370,843
Lord Abbett Multi-Asset Income Fund	$2,506,023,418
Lord Abbett Short Duration Income Fund	$35,734,830,701
Lord Abbett Total Return Fund	$2,441,734,882

Lord Abbett Mid Cap Stock Fund, Inc.	$2,400,892,414	$2,400,892,414	$1,500,000

Lord Abbett Municipal Income Fund, Inc.		$10,470,276,973	$2,500,000
Lord Abbett AMT Free Municipal Bond Fund	$152,944,005
Lord Abbett California Tax-Free Income Fund	$260,844,784
Lord Abbett High Yield Municipal Bond Fund	$2,002,159,363
Lord Abbett Intermediate Tax Free Fund	$3,713,733,507
Lord Abbett National Tax-Free Income Fund	$1,770,499,941
Lord Abbett New Jersey Tax-Free Income Fund	$97,121,933
Lord Abbett New York Tax-Free Income Fund	$353,896,833
Lord Abbett Short Duration High Yield Municipal Bond Fund	$11,521,727
Lord Abbett Short Duration Tax Free Fund	$2,107,554,880

Lord Abbett Funds	Portfolio Assets as of 6/30/15	Total Registered Management Investment Company Assets as of 6/30/15	Amount of Single Insured Bond
Lord Abbett Research Fund, Inc.		$4,138,530,882	$2,300,000
Lord Abbett Calibrated Dividend Growth Fund	$1,988,594,821
Lord Abbett Growth Opportunities Fund	$672,060,444
Small-Cap Value Series	$1,477,875,617

Lord Abbett Securities Trust		$14,218,902,234	$2,500,000
Lord Abbett Alpha Strategy Fund	$1,344,854,101
Lord Abbett Fundamental Equity Fund	$4,108,451,366
Lord Abbett Growth Leaders Fund	$1,689,127,750
Lord Abbett International Core Equity Fund	$566,645,893
Lord Abbett International Dividend Income Fund	$2,580,763,349
Lord Abbett International Opportunities Fund	$580,556,814
Lord Abbett Micro-Cap Growth Fund	$182,247,477
Lord Abbett Micro-Cap Value Fund	$170,400,106
Lord Abbett Value Opportunities Fund	$2,995,855,378

Lord Abbett Series Fund, Inc.		$3,388,405,734	$1,900,000
Bond-Debenture Portfolio	$974,713,763
Calibrated Dividend Growth Portfolio	$111,127,300
Classic Stock Portfolio	$43,189,747
Developing Growth Portfolio	$30,497,860
Fundamental Equity Portfolio	$391,438,112
Growth and Income Portfolio	$814,842,320
Growth Opportunities Portfolio	$115,237,758
International Core Equity Portfolio	$61,677,574
International Opportunities Portfolio	$57,888,739
Mid Cap Stock Portfolio	$396,306,021
Short Duration Income Portfolio	$14,520,833
Total Return Portfolio	$376,571,425
Value Opportunities Portfolio	$394,282

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	$616,291,802	$616,291,802	$900,000

1 Effective December 1, 2015, Lord Abbett Core Plus Bond Fund, a series of Lord Abbett Investment Trust, was added.